UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 28, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Switzerland AG audited standalone financial statements for the year ended 31 December 2019, which appear immediately following this page.

UBS Switzerland AG

Standalone financial statements and regulatory information
for the year ended 31 December 2019

Table of contents

2	UBS Switzerland AG standalone financial statements (audited)

27	UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone financial statements (audited)

UBS Switzerland AG standalone financial statements (audited)

Income statement
		For the year ended
CHF million	Note	31.12.19	31.12.18
Interest and discount income[1]		3,301	3,450
Interest and dividend income from financial investments		159	133
Interest expense[2]		(405)	(307)
Gross interest income		3,055	3,276
Credit loss (expense) / recovery		(18)	(56)
Net interest income		3,038	3,221
Fee and commission income from securities and investment business		3,347	3,444
Credit-related fees and commissions		164	169
Other fee and commission income		804	757
Fee and commission expense		(817)	(382)
Net fee and commission income		3,498	3,989
Net trading income	3	864	869
Net income from disposal of financial investments		25	1
Dividend income from investments in subsidiaries and other participations		15	20
Income from real estate holdings		(1)	(1)
Sundry ordinary income		264	191
Sundry ordinary expenses		(15)	(33)
Other income from ordinary activities		289	179
Total operating income		7,688	8,257
Personnel expenses	4	1,940	2,000
General and administrative expenses	5	3,257	3,360
Subtotal operating expenses		5,197	5,361
Depreciation and impairment of property, equipment and software		38	20
Amortization and impairment of goodwill and other intangible assets		1,050	1,050
Changes in provisions and other allowances and losses		66	9
Total operating expenses		6,351	6,439
Operating profit		1,337	1,818
Tax expense / (benefit)	6	299	417
Net profit / (loss) for the period		1,039[3]	1,401

1 Interest and discount income includes negative interest income on financial assets of CHF 140 million and CHF 102 million for the years ended 31 December 2019 and 31 December 2018, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 209 million and CHF 198 million for the years ended 31 December 2019 and 31 December 2018, respectively.    3 Net profit 2019 does not include the share of profit of a portion of Global Wealth Management international business, see Note 2b.

Balance sheet
CHF million	Note	31.12.19	31.12.18

Assets
Cash and balances at central banks		58,984	52,593
Due from banks	9	4,466	3,949
Receivables from securities financing transactions	7	12,136	28,157
Due from customers	8, 9	39,575	39,152
Mortgage loans	8, 9	152,591	150,208
Trading portfolio assets	10	1,679	1,601
Derivative financial instruments	11	2,085	1,662
Financial investments	12	11,928	13,057
Accrued income and prepaid expenses		189	259
Investments in subsidiaries and other participations	13, 14	68	60
Property, equipment and software	15	372	238
Goodwill and other intangible assets	16	263	1,313
Other assets	17	678	786
Total assets		285,014	293,034
of which: subordinated assets		1	0

Liabilities
Due to banks		27,344	24,382
of which: total loss-absorbing capacity eligible		15,626	15,174
Payables from securities financing transactions	7	547	1,147
Due to customers		231,693	241,347
Trading portfolio liabilities	10	371	485
Derivative financial instruments	11	1,092	915
Loans from central mortgage institutions	24	8,308	8,434
Accrued expenses and deferred income		748	885
Other liabilities	17	2,099	1,444
Provisions	9	139	161
Total liabilities		272,341	279,200

Equity
Share capital	25	10	10
General reserve		11,624	12,139
of which: statutory capital reserve		11,624	12,139
of which: capital contribution reserve		11,624	12,139
Voluntary earnings reserve		0	284
Net profit / (loss) for the period		1,039	1,401
Total equity		12,673	13,834
Total liabilities and equity		285,014	293,034
of which: subordinated liabilities		4,729	4,260
of which: subject to mandatory conversion and/or debt waiver		4,729	4,260

UBS Switzerland AG standalone financial statements (audited)

Balance sheet (continued)
CHF million	31.12.19	31.12.18

Off-balance sheet items
Contingent liabilities, gross	12,338	11,900
Sub-participations	(1,120)	(1,110)
Contingent liabilities, net	11,218	10,791
of which: guarantees to third parties related to subsidiaries	10	6
of which: credit guarantees and similar instruments	5,023	4,805
of which: performance guarantees and similar instruments	2,302	2,385
of which: documentary credits	3,882	3,595
Irrevocable commitments, gross	10,580	10,047
Sub-participations	(4)	(4)
Irrevocable commitments, net	10,576	10,043
of which: loan commitments	9,700	9,173
of which: payment commitment related to deposit insurance	876	870
Forward starting transactions[1]	0	12
of which: reverse repurchase agreements	0	12
Liabilities for calls on shares and other equity instruments	43	43
1 Cash to be paid in the future by either UBS or the counterparty.

Off-balance sheet items

UBS Switzerland AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. The Swiss Financial Market Supervisory Authority (FINMA) estimates the share of UBS Switzerland AG from 1 July 2019 to 30 June 2020 to be CHF 876 million, which is reflected in the table above.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG.

Similarly, under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 31 December 2019, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to CHF 17 billion compared with CHF 26 billion as of 31 December 2018. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. As of 31 December 2019, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposures arising under this joint and several liability.

→     Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the UBS Group AG Annual Report 2015 for more information

Statement of changes in equity
CHF million	Share capital	Statutory capital reserve	Voluntary earnings reserve	Net profit / (loss) for the period	Total equity
Balance as of 1 January 2018	10	12,139	1,122	1,513	14,785
Dividends and other distributions			(838)	(1,513)	(2,351)
Net profit / (loss) for the period				1,401	1,401
Balance as of 31 December 2018	10	12,139	284	1,401	13,834

Balance as of 1 January 2019	10	12,139	284	1,401	13,834
Dividends and other distributions		(515)	(284)	(1,401)	(2,200)[1]
Net profit / (loss) for the period				1,039	1,039
Balance as of 31 December 2019	10	11,624	0	1,039	12,673
1 Includes CHF 2,100 million of dividend in kind. Refer to Note 2 for more information.

Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 24 April 2020 approve the appropriation of total profit and an ordinary dividend distribution of CHF 1,250 million (gross) out of the total profit and capital contribution reserve as follows:

Proposed appropriation of total profit and dividend distribution out of total profit

For the year ended
CHF million	31.12.19
Net profit for the period	1,039
Profit / (loss) carried forward	0
Total profit available for appropriation	1,039

Appropriation of total profit
Dividend distribution	(1,039)
Profit / (loss) carried forward	0

Proposed dividend distribution out of capital contribution reserve

For the year ended
CHF million	31.12.19
Total capital contribution reserve before distribution	11,624
Dividend distribution	(211)
Total capital contribution reserve after distribution	11,413

UBS Switzerland AG standalone financial statements (audited)

Note 1  Name, legal form and registered office

UBS Switzerland AG is incorporated and domiciled in Switzerland and operates under art. 620ff. of the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares. Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Switzerland AG is 100% owned by UBS AG.

Note 2  Accounting policies

a) Significant accounting policies

UBS Switzerland AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial statements.” The accounting policies are principally the same as for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the UBS Group AG Annual Report 2019. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 38 of the consolidated financial statements of UBS Group AG. The functional currency of UBS Switzerland AG is the Swiss franc. The significant accounting policies applied for the standalone financial statements of UBS Switzerland AG are discussed below.

→     Refer to the UBS Group AG Annual Report 2019 for more information

Risk management

UBS Switzerland AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG Annual Report 2019.

Further information on the use of derivative instruments and hedge accounting is provided in Notes 1 and 11 to the consolidated financial statements of UBS Group AG.

→     Refer to the UBS Group AG Annual Report 2019 for more information

Compensation policy

The compensation structure and processes of UBS Switzerland AG conform to the compensation principles and framework of UBS Group AG. For detailed information refer to the Compensation Report of UBS Group AG.

→     Refer to the UBS Group AG Annual Report 2019 for more information

Deferred compensation

UBS Group AG is the grantor of the majority of UBS’s deferred compensation plans. Expenses for awards granted under such plans to UBS Switzerland AG employees are charged by UBS Group AG to UBS Switzerland AG.

→     Refer to Note 30 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2019 for more information

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments denominated in foreign currency, are translated into Swiss francs using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Switzerland AG are provided in Note 37 of the consolidated financial statements of UBS Group AG.

→     Refer to the UBS Group AG Annual Report 2019 for more information

Note 2  Accounting policies (continued)

Group-internal funding

UBS Switzerland AG obtains funding from UBS AG in the form of loans that qualify as going concern additional tier 1 capital and as gone concern loss-absorbing capacity at the UBS Switzerland AG standalone level.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS Switzerland AG, the aggregate amount of the respective obligations is separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements (i.e., are subordinated and subject to mandatory conversion and / or debt waiver, as explained below), the aggregate corresponding amounts are disclosed on the balance sheet.

Obligations of UBS Switzerland AG arising from Group-internal funding it has received are presented as Due to banks and measured at amortized cost.

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements per articles 29 and 30 of the Capital Adequacy Ordinance are disclosed as being Subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Services received from and provided to Group entities

UBS Switzerland AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology, Group Operations and Group Corporate Services, as well as certain other services from other Group entities. UBS Switzerland AG provides services to Group entities mainly relating to the distribution of security and investment products. Services received from and provided to Group entities are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS Switzerland AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business, Other fee and commission income, Fee and commission expense, Net trading income or  General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

→     Refer to Note 5 for more information

Pension and other post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension and other post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS Switzerland AG has elected to apply Swiss GAAP (FER 16) for its pension plan. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS Switzerland AG arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS Switzerland AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

→     Refer to Note 26 for more information

Goodwill

As part of the business transfer to UBS Switzerland AG, mainly of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland, from UBS AG effective 1 April 2015, UBS Switzerland AG recognized goodwill of CHF 5,250 million. This goodwill is amortized on a straight-line basis over five years and assessed for impairment annually.

Deferred taxes

Deferred tax assets are not recognized in UBS Switzerland AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

UBS Switzerland AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Refinement of the credit loss calculation

As of 1 January 2018, UBS Switzerland AG made enhancements to its valuation methodology to calculate incurred losses for Swiss mortgage loans measured at amortized cost under Swiss GAAP resulting in approximately CHF 20 million additional credit loss expense for UBS Switzerland AG.

From the first quarter of 2018 onwards, the incurred loss calculation takes into account forward-looking macroeconomic information. In addition, an appropriate selection of a range of scenarios was developed to capture material non-linearity and asymmetries between different possible forward-looking scenarios and associated credit losses and adequate weights to reflect a likelihood of their occurrence were determined. Dispensations in the standalone financial statements

As UBS Switzerland AG has no listed shares outstanding and is within the scope of the UBS Group AG consolidated financial statements prepared in accordance with IFRS, UBS Switzerland AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows. As the UBS Group AG consolidated financial statements are presented in USD, UBS Switzerland AG provides certain notes disclosures starting from the end of 2018 that would otherwise be covered by the disclosure dispensation; i.e., notes 13, 14, 15, 16, 19, 20, 21, 23 and 24.

b) Other events affecting comparability

Transfer of Global Wealth Management international business from UBS Switzerland AG to UBS AG

In the second quarter of 2019, the beneficial ownership of a portion of Global Wealth Management international business booked in Switzerland was transferred from UBS Switzerland AG to UBS AG to further optimize Group legal and operational structures. The transfer was made in the form of a dividend in kind in the amount of CHF 2.1 billion. UBS Switzerland AG expects full legal transfer to take place before the end of 2022. The compensation of UBS AG for its share of the profits for the full year of CHF 442 million is reflected in Fee and commission expense. Invested assets are reported in UBS Switzerland AG until the full legal transfer is completed; no double counting is applied.

c) Accounting policies to be adopted in the future

Amendment of accounting standards applicable to banks and security dealers

On 14 November 2019, FINMA published amended accounting standards applicable to banks and security dealers in Switzerland. UBS Switzerland AG will be required to apply an expected credit loss (ECL) approach in its standalone financial statements under Swiss GAAP and may substantially apply the ECL approach which is applied in UBS Group’s consolidated financial statements under IFRS.

UBS Switzerland AG will adopt the new ECL requirements on 1 January 2021. A transition period is granted until 31 December 2025, during which allowances and provisions for ECL can be phased-in on a straight-line basis.

Apart from these amendments, the existing guidance in FINMA Circular 2015/1 Accounting – banks remains materially unchanged and was incorporated into the new FINMA Accounting Ordinance and the new FINMA Circular 2020/1 Accounting – banks.

Note 3a  Net trading income by business

	For the year ended
CHF million	31.12.19	31.12.18
Global Wealth Management	413	431
Personal & Corporate Banking	427	396
Other business divisions and Corporate Center	24	42
Total net trading income	864	869

Note 3b  Net trading income by underlying risk category

	For the year ended
CHF million	31.12.19	31.12.18
Interest rate instruments (including funds)	23	33
Foreign exchange instruments	810	818
Equity instruments (including funds)	(2)	(4)
Credit instruments	4	0
Precious metals / commodities	29	23
Total net trading income	864	869

Note 4  Personnel expenses

	For the year ended
CHF million	31.12.19	31.12.18
Salaries	1,199	1,230
Variable compensation – performance awards	377	372
Variable compensation – other	8	19
Contractors	2	2
Social security	100	96
Pension and other post-employment benefit plans	208	232
Other personnel expenses	45	49
Total personnel expenses	1,940	2,000

As of 31 December 2019, UBS Switzerland AG employed 9,226 personnel (31 December 2018: 9,503) on a full-time equivalent basis.

UBS Switzerland AG standalone financial statements (audited)

Note 5  General and administrative expenses

	For the year ended
CHF million	31.12.19	31.12.18
Occupancy	1	3
Rent and maintenance of IT equipment	2	2
Communication and market data services	48	52
Administration	2,793	2,849
of which: hard cost transfers paid[1]	2,712	2,765
Marketing and public relations	105	122
Travel and entertainment	84	93
Fees to audit firms	9	7
of which: financial and regulatory audits	8	7
of which: audit-related services	0	0
Other professional fees	70	84
Outsourcing of IT and other services	145	148
Total general and administrative expenses	3,257	3,360
1 Represents expenses for services provided by UBS Group AG and subsidiaries in the UBS Group to UBS Switzerland AG.

Note 6  Taxes

	For the year ended
CHF million	31.12.19	31.12.18
Income tax expense / (benefit)	278	393
of which: current	278	393
of which: deferred	0	0
Capital tax	20	24
Total tax expense / (benefit)	299	417

For the year ended 31 December 2019 the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 21.1% (2018: 21.9%).

Note 7  Securities financing transactions

CHF billion	31.12.19	31.12.18

On-balance sheet
Receivables from securities financing transactions, gross	14.1	30.6
Netting of securities financing transactions	(1.9)	(2.5)
Receivables from securities financing transactions, net	12.1	28.2
Payables from securities financing transactions, gross	2.5	3.6
Netting of securities financing transactions	(1.9)	(2.5)
Payables from securities financing transactions, net	0.5	1.1
Assets pledged as collateral in connection with securities financing transactions	6.6	0.0
of which: financial investments	6.6	0.0
of which: assets that may be sold or repledged by counterparties	2.9	0.0

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	107.7	139.6
of which: repledged	87.9	108.4
of which: sold in connection with short sale transactions	0.4	0.5

Note 8a  Collateral for loans and off-balance sheet transactions

	31.12.19					31.12.18
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross	1,294	26,604	987	11,145	40,030	1,267	25,560	1,075	11,707	39,609
Mortgage loans, gross	152,591				152,591	150,208				150,208
of which: residential mortgages	130,502				130,502	128,053				128,053
of which: office and business premises mortgages	9,804				9,804	9,659				9,659
of which: industrial premises mortgages	2,722				2,722	2,876				2,876
of which: other mortgages	9,563				9,563	9,620				9,620
Total on-balance sheet, gross	153,885	26,604	987	11,145	192,621	151,475	25,560	1,075	11,707	189,817
Allowances	0	0	0	(454)	(454)	0	(8)	0	(449)	(458)
Total on-balance sheet, net	153,885	26,604	987	10,690	192,166	151,475	25,552	1,075	11,258	189,360

Off-balance sheet
Contingent liabilities, gross	169	2,533	1,259	8,377	12,338	158	2,140	1,232	8,370	11,900
Irrevocable commitments, gross	833	525	223	9,000	10,580	793	592	24	8,638	10,047
Forward starting reverse repurchase and securities borrowing transactions						0	10	0	2	12
Liabilities for calls on shares and other equities				43	43				43	43
Total off-balance sheet	1,002	3,057	1,482	17,420	22,961	951	2,742	1,256	17,053	22,002
1 Includes but is not limited to deposits, securities, life insurance contracts, inventory, accounts receivable, patents and copyrights. 2 Includes credit default swaps and guarantees.

Note 8b  Impaired financial instruments

	31.12.19				31.12.18
CHF million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from banks	1	1	0	0	3	3	0	0
Amounts due from customers	851	454	355	41	1,016	458	490	69
Mortgage loans	769	0	769	0	806	0	806	0
Guarantees and loan commitments	161	31	15	115	363	32	86	244
Total impaired financial instruments[1]	1,782	487	1,139	156	2,188	493	1,382	314

1 Under Swiss GAAP, in line with the adoption of IFRS 9 as of 1 January 2018, an instrument is classified as credit-impaired if the counterparty is defaulted. Total impaired financial instruments include credit-impaired exposures for which no loss has occurred or no allowance has been recognized (e.g., because they are expected to be fully recoverable through the collateral held). Refer to Note 2 for more information on refinement of the credit loss calculation.

UBS Switzerland AG standalone financial statements (audited)

Note 9a  Allowances

CHF million	Balance as of 31 December 2018	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications / other	Foreign currency translation	Balance as of 31 December 2019
Specific allowances for amounts due from customers and mortgage loans	458	159	(137)	(51)	33	(3)	(4)	454
Specific allowances for amounts due from banks	3	0	0	(1)	0	0	0	1
Total allowances	460	159	(137)	(53)	33	(3)	(4)	456

Note 9b  Provisions

CHF million	Balance as of 31 December 2018	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications / other	Foreign currency translation	Balance as of 31 December 2019
Default risk related to loan commitments and guarantees	32	4	(8)	0	0	3	0	31
Operational risks	4	0	0	(2)	0	0	0	2
Litigation, regulatory and similar matters[1]	74	64	(2)	(68)	1	0	0	68
Restructuring	17	3	(3)	(17)	0	0	0	0
Employee benefits	18	1	0	0	0	0	0	18
Other	15	5	0	(1)	0	0	0	19
Total provisions	161	76	(13)	(88)	1	3	0	139
1 Includes provisions for litigation resulting from security risks.

Note 10  Trading portfolio and other financial instruments measured at fair value

CHF million	31.12.19	31.12.18

Assets
Trading portfolio assets	1,679	1,601
of which: debt instruments[1]	14	32
of which: listed	8	4
of which: equity instruments	37	29
of which: precious metals and other physical commodities	1,628	1,540
Total assets measured at fair value	1,679	1,601
of which: fair value derived using a valuation model	39	47
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	2	13

Liabilities
Trading portfolio liabilities	371	485
of which: debt instruments[1]	125	108
of which: listed	102	101
of which: equity instruments	246	377
Total liabilities measured at fair value	371	485
of which: fair value derived using a valuation model	325	214
1 Includes money market paper. 2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 11  Derivative instruments

	31.12.19			31.12.18
CHF million, except where indicated	Derivative financial assets	Derivative financial liabilities	Total notional values (CHF billion)	Derivative financial assets	Derivative financial liabilities	Total notional values (CHF billion)
Interest rate contracts
Forwards[1]	34	27	17	33	37	8
Swaps	1,910	1,579	139	1,959	1,648	149
of which: designated in hedge accounting relationships	422	193	23	440	328	34
Over-the-counter (OTC) options	64	74	8	51	51	5
Total	2,009	1,679	164	2,044	1,737	162
Foreign exchange contracts
Forwards	324	312	34	311	296	29
Interest and currency swaps	599	745	100	408	406	72
Over-the-counter (OTC) options	110	109	27	180	179	30
Total	1,033	1,166	160	898	881	132
Equity / index contracts
Forwards	31	22	3	32	38	4
Swaps	29	29	1	28	28	1
Over-the-counter (OTC) options	91	91	3	97	97	1
Exchange-traded options	332	332	0	382	382	0
Total	483	474	8	539	545	6
Credit derivative contracts
Credit default swaps	1	8	0	2	3	0
Total	1	8	0	2	3	0
Commodity, precious metals and other contracts
Forwards	7	7	1	18	18	1
Swaps	25	24	1	18	18	1
Over-the-counter (OTC) options	558	558	22	251	250	17
Total	590	589	24	287	286	19
Total before netting	4,115	3,917	357	3,770	3,451	319
of which: trading derivatives	3,694	3,724		3,330	3,123
of which: fair value derived using a valuation model	3,643	3,684		3,275	3,066
of which: derivatives designated in hedge accounting relationships	422	193		440	328
of which: fair value derived using a valuation model	422	193		440	328
Netting with cash collateral payables / receivables	0	(795)		0	(428)
Replacement value netting	(2,030)	(2,030)		(2,108)	(2,108)
Total after netting	2,085	1,092		1,662	915
of which: with bank and broker-dealer counterparties	120	444		113	388
of which: other client counterparties	1,965	648		1,549	526
1 Includes forward rate agreements.

UBS Switzerland AG standalone financial statements (audited)

Note 12a  Financial investments by instrument type

	31.12.19		31.12.18
CHF million	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	11,874	11,911	12,988	12,829
of which: held to maturity	5,620	5,634	6,144	5,970
of which: available for sale	6,255	6,277	6,845	6,859
Equity instruments	21	47	21	33
Property	33	33	47	47
Total financial investments	11,928	11,991	13,057	12,909
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[1]	10,458	10,493	12,656	12,496
1 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank (SNB) or other central banks.

Note 12b  Financial investments by counterparty rating – debt instruments

CHF million	31.12.19	31.12.18
Internal UBS rating[1]
0–1	10,270	11,340
2–3	1,604	1,649
4–5	0	0
6–8	0	0
9–13	0	0
Non-rated	0	0
Total financial investments	11,874	12,988
1 Refer to Note 22 for more information.

Note 13  Investments in subsidiaries and other participations

CHF million	31.12.19	31.12.18
Historical cost
Balance at the beginning of the year	69	65
Additions	8	4
Balance at the end of the year	77	69
Accumulated value adjustments and changes in book value
Balance at the beginning of the year	(9)	(9)
Value adjustments	0	0
Balance at the end of the year	(9)	(9)
Net book value
Book value at the beginning of the year	60	56
Book value at the end of the year	68	60
of which: without market value	68	60
of which: other participations	53	53
of which: Pfandbriefbank	47	47
of which: Twint AG	6	6
of which: subsidiaries	15	7

Note 14  Companies in which the bank holds a permanent direct or indirect significant participation

			31.12.19
Company name	Domicile	Primary business division	Share capital in thousand		Share of capital (in %)	Share of votes (in %)	Held directly in thousand	Held indirectly
UBS Card Center AG	Switzerland	Personal & Corporate Banking	CHF	100	100	100	100	–
UBS Hypotheken AG	Switzerland	Personal & Corporate Banking	CHF	100	98	98	98	–
TopCard Service AG	Switzerland	Personal & Corporate Banking	CHF	150	100	100	150	–
TWINT AG	Switzerland	Personal & Corporate Banking	CHF	12,750	11	11	1,462	–
Pfandbriefbank schweizerischer Hypothekarinstitute AG	Switzerland	Personal & Corporate Banking	CHF	900,000	9	9	76,801	–
SwissSign Group AG	Switzerland	Personal & Corporate Banking	CHF	12,500	6	6	766	–

Note 15  Property, equipment and software

At historical cost less accumulated depreciation
CHF million	IT hardware and communication	Internally generated software	Other machines and equipment	Projects in progress[1]	31.12.19	31.12.18
Historical cost
Balance at the beginning of the year	9	113	94	117	333	169
Additions	4	0	2	166	172	167
Disposals / write-offs[2]	(2)	0	(1)	0	(3)	(4)
Reclassifications	(2)	184	2	(184)	0	0
Balance at the end of the year	8	297	97	99	501	333
Accumulated depreciation
Balance at the beginning of the year	4	11	79		94	78
Depreciation	2	28	7		38	20
Disposals / write-offs[2]	(2)	0	(1)		(3)	(4)
Balance at the end of the year	4	39	85		129	94

Net book value
Net book value at the beginning of the year	5	101	15	117	238	92
Net book value at the end of the year	4	257	12	99	372	238
1 Entirely related to Internally generated software. 2 Includes write-offs of fully depreciated assets.

Operating lease commitments
CHF million						31.12.19
Expenses for operating leases to be recognized in:
2020						183
2021						176
2022						160
2023						69
2024						35
2025 and thereafter						138
Total commitments for minimum payments under operating leases						760

Property, equipment and software are depreciated on a straight-line basis over their useful life, which is between 3 and 10 years.

UBS Switzerland AG standalone financial statements (audited)

Note 16  Goodwill

At historical cost less accumulated amortization
CHF million	31.12.19	31.12.18
Historical cost
Balance at the beginning of the year	5,250	5,250
Balance at the end of the year	5,250	5,250
Accumulated amortization
Balance at the beginning of the year	3,938	2,888
Amortization	1,050	1,050
Balance at the end of the year	4,988	3,938

Net book value
Net book value at the beginning of the year	1,313	2,363
Net book value at the end of the year	263	1,313
Refer to Note 2 for more information regarding goodwill.

Note 17a  Other assets

CHF million	31.12.19	31.12.18
Deferral position for hedging instruments	0	42
Settlement and clearing accounts	466	496
VAT and other indirect tax receivables	16	13
Other	195	235
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	179	206
Total other assets	678	786

Note 17b  Other liabilities

CHF million	31.12.19	31.12.18
Deferral position for hedging instruments	133	0
Settlement and clearing accounts	1,054	588
VAT and other indirect tax payables	130	147
Other	782	710
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	519	380
Total other liabilities	2,099	1,444

Note 18  Pledged assets1

	31.12.19		31.12.18
CHF million	Carrying amount of pledged assets	Effective commitment	Carrying amount of pledged assets	Effective commitment
Mortgage loans[2]	17,193	10,737	17,219	12,294
Securities	0	0	21	0
Total pledged assets	17,193	10,737	17,240	12,294

1 Excluding securities financing transactions. Refer to Note 7 for more information on securities financing transactions.    2 These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 5.4 billion as of 31 December 2019 (approximately CHF 1.9 billion as of 31 December 2018) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.

Note 19  Maturity structure of financial instruments

CHF million	At sight	Cancellable	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Perpetual / Not applicable	Total

Assets
Cash and balances at central banks	58,984	0	0	0	0	0	0	0	58,984
Due from banks	3,323	0	256	423	437	12	15	0	4,466
Receivables from securities financing transactions	0	3,744	7,901	432	59	0	0	0	12,136
Due from customers	160	8,383	11,836	4,359	5,904	7,130	1,803	0	39,575
Mortgage loans	0	29,138	5,521	6,569	13,675	66,332	31,357	0	152,591
Trading portfolio assets	1,679	0	0	0	0	0	0	0	1,679
Derivative financial instruments	2,085	0	0	0	0	0	0	0	2,085
Financial investments	0	0	1,304	1,420	2,040	5,344	1,765	54	11,928
Total assets / financial instruments as of 31 December 2019	66,230	41,266	26,818	13,203	22,114	78,818	34,941	54	283,444
Total assets / financial instruments as of 31 December 2018[1]	58,351	46,471	23,145	20,022	28,928	78,740	34,653	68	290,377

Liabilities
Due to banks[2]	5,443	62	6,091	111	11	4,265	6,650	4,711	27,344
Payables from securities financing transactions	0	545	1	2	0	0	0	0	547
Due to customers	123,161	106,789	1,030	468	178	50	17	0	231,693
Trading portfolio liabilities	371	0	0	0	0	0	0	0	371
Derivative financial instruments	1,092	0	0	0	0	0	0	0	1,092
Loans from central mortgage institutions	0	0	9	67	656	3,718	3,858	0	8,308
Total liabilities / financial instruments as of 31 December 2019	130,067	107,395	7,131	647	845	8,034	10,525	4,711	269,356
Total liabilities / financial instruments as of 31 December 2018[1]	145,441	103,462	3,349	604	901	6,318	12,393	4,243	276,710

1 Comparative data for “At sight” has been adjusted to align with the presentation of the new column “Due within 1 month”.    2 Due to banks with maturity above one year and Perpetual mainly relates to loss-absorbing capacity-eligible positions.

UBS Switzerland AG standalone financial statements (audited)

Note 20  Assets and liabilities by domestic and foreign origin in accordance with the domicile principle

	31.12.19		31.12.18
CHF million	Domestic	Foreign	Domestic	Foreign

Assets
Cash and balances at central banks	58,984	0	52,593	0
Due from banks	1,563	2,902	887	3,062
Receivables from securities financing transactions	1,099	11,037	4,957	23,200
Due from customers	19,352	20,223	19,177	19,974
Mortgage loans	152,572	19	150,184	24
Trading portfolio assets	1,639	39	1,582	19
Derivative financial instruments	1,144	941	1,035	627
Financial investments	1,202	10,727	1,582	11,475
Accrued income and prepaid expenses	89	100	102	157
Investments in subsidiaries and other participations	68	0	60	0
Property, equipment and software	372	0	238	0
Goodwill and other intangible assets	263	0	1,313	0
Other assets	604	73	721	65
Total assets	238,952	46,062	234,432	58,602

Liabilities
Due to banks	24,160	3,185	19,275	5,107
Payables from securities financing transactions	139	408	220	927
Due to customers	182,880	48,812	186,676	54,671
Trading portfolio liabilities	43	327	48	437
Derivative financial instruments	505	587	348	566
Loans from central mortgage institutions	8,308	0	8,434	0
Accrued expenses and deferred income	728	19	861	24
Other liabilities	1,899	200	1,370	74
Provisions	138	1	159	1
Total liabilities	218,802	53,540	217,391	61,808

Equity
Share capital	10	0	10	0
General reserve	11,624	0	12,139	0
Voluntary earnings reserve	0	0	284	0
Net profit / (loss) for the period	1,039	0	1,401	0
Total equity	12,673	0	13,834	0
Total liabilities and equity	231,475	53,540	231,226	61,808

Note 21  Total assets by geographic location

	31.12.19		31.12.18
CHF million	CHF million	%	CHF million	%

Assets
Switzerland	238,952	84	234,432	80
Europe, Middle East and Africa	30,264	11	40,801	14
of which: United Kingdom	11,649	4	22,723	8
of which: Germany	3,804	1	4,857	2
Americas	13,237	5	14,500	5
of which: United States	5,236	2	6,527	2
of which: British Virgin Islands	2,834	1	3,067	1
Asia Pacific	2,561	1	3,302	1
Total assets	285,014	100	293,034	100

Note 22  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment is located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheet assets.

→     Refer to the “Risk management and control” section of the UBS Group AG Annual Report 2019 for more information

						31.12.19		31.12.18
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
	0 and 1	Investment grade	Aaa	AAA	AAA	23,331	8	27,988	10
Low risk	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	11,960	4	18,523	6
	3		A1 to A3	A+ to A–	A+ to AA–	2,027	1	2,452	1
Medium risk	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	3,479	1	3,661	1
	5		Baa3	BBB–	BBB–	928	0	1,674	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	544	0	416	0
	7		Ba2	BB	BB	372	0	1,043	0
	8		Ba3	BB–	BB–	37	0	52	0
	9		B1	B+	B+	578	0	1,208	0
Very high risk	10		B2	B	B	97	0	271	0
	11		B3	B–	B–	23	0	451	0
	12		Caa	CCC	CCC	102	0	12	0
	13		Ca to C	CC to C	CC to C	46	0	7	0
Distressed	Default	Defaulted	D	D	D	6	0	12	0
Subtotal						43,530	15	57,771	20
Switzerland						241,483	85	235,263	80
Total assets						285,014	100	293,034	100

UBS Switzerland AG standalone financial statements (audited)

Note 23  Assets and liabilities by the most significant currencies for the bank

	31.12.19
CHF million	CHF	USD	EUR	GBP	other	Total

Assets
Cash and balances at central banks	58,752	16	203	6	8	58,984
Due from banks	534	2,232	914	308	478	4,466
Receivables from securities financing transactions	1,494	356	9,019	1,267	0	12,136
Due from customers	14,136	15,068	8,501	1,111	759	39,575
Mortgage loans	150,927	1,604	58	0	1	152,591
Trading portfolio assets	10	21	20	0	1,628	1,679
Derivative financial instruments	2,085	0	0	0	0	2,085
Financial investments	1,202	9,044	1,372	218	93	11,928
Accrued income and prepaid expenses	83	82	20	3	2	189
Investments in subsidiaries and other participations	68	0	0	0	0	68
Property, equipment and software	372	0	0	0	0	372
Goodwill and other intangible assets	263	0	0	0	0	263
Other assets	409	233	22	6	7	678
Total assets shown on the balance sheet	230,335	28,655	20,128	2,919	2,976	285,014
Delivery entitlements from spot exchange, forward forex and forex options transactions	11,274	22,215	15,447	4,642	6,967	60,545
Total assets	241,609	50,871	35,576	7,561	9,943	345,559

Liabilities
Due to banks	22,833	2,955	515	133	908	27,344
Payables from securities financing transactions	29	499	18	1	0	547
Due to customers	172,679	23,506	25,963	3,742	5,803	231,693
Trading portfolio liabilities	50	128	65	115	13	371
Derivative financial instruments	1,092	0	0	0	0	1,092
Loans from central mortgage institutions	8,304	3	1	0	0	8,308
Accrued expenses and deferred income	706	32	9	0	0	748
Other liabilities	1,411	533	131	14	9	2,099
Provisions	124	9	7	0	0	139
Total liabilities shown on the balance sheet	207,229	27,665	26,710	4,005	6,733	272,341

Equity
Share capital	10	0	0	0	0	10
General reserve	11,624	0	0	0	0	11,624
Net profit / (loss) for the period	1,039	0	0	0	0	1,039
Total equity shown in balance sheet	12,673	0	0	0	0	12,673
Total liabilities and equity shown on the balance sheet	219,902	27,665	26,710	4,005	6,733	285,014
Delivery obligations from spot exchange, forward forex and forex options transactions	11,217	22,903	15,070	4,541	6,798	60,529
Total equity and liabilities	231,119	50,568	41,779	8,546	13,531	345,543
Net position per currency as of 31 December 2019	10,490	303	(6,204)	(984)	(3,588)	16
Net position per currency as of 31 December 2018	6,080	11,098	(13,833)	(1,005)	(2,327)	13

Note 24  Loans from central mortgage institutions

Contractual maturity of carrying amount
CHF million	2020	2021	2022	2023	2024	Thereafter	Total 31.12.19	Total 31.12.18
Non-subordinated debt
Fixed-rate	732	995	823	920	981	3,858	8,308	8,434
Interest rates (range in %)	0.0–2.8	0.1–2.4	0.1–3.4	0.1–2.2	0.1–2.4	0.1–2.8
Total	732	995	823	920	981	3,858	8,308	8,434

Note 25a  Share capital

	31.12.19			31.12.18
	Par value in CHF	Number of shares	of which: dividend bearing	Par value in CHF	Number of shares	of which: dividend bearing
Share capital[1]	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
of which: shares outstanding	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
1 Registered shares issued.

UBS Switzerland AG’s share capital is fully paid up. Each share has a par value of CHF 0.10 and entitles the holder to one vote at the UBS Switzerland AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS Switzerland AG does not apply any restrictions or limitations on the transferability of shares.

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS Switzerland AG, amounting to CHF 5 million as of 31 December 2019.

Note 25b  Significant shareholders

The sole direct shareholder of UBS Switzerland AG is UBS AG, which holds 100% of UBS Switzerland AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS Switzerland AG, who do not have voting rights, include UBS Group AG, which holds 100% of UBS AG shares. Included in the table below are also direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2019 or as of 31 December 2018.

The shares and share capital of UBS Switzerland AG held by indirect shareholders shown in the table below represent their relative holding of UBS Group AG shares.

→     Refer to Note 23 of the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2019 for more information on significant shareholders of UBS Group AG

	31.12.19		31.12.18
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS Switzerland AG
UBS AG	10	100	10	100
Significant indirect shareholders of UBS Switzerland AG
UBS Group AG	10	100	10	100
Chase Nominees Ltd., London	1	11	1	12
DTC (Cede & Co.), New York[1]	1	8	1	7
Nortrust Nominees Ltd., London	1	5	0	4
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

UBS Switzerland AG standalone financial statements (audited)

Note 26  Swiss pension plan

a) Liabilities related to Swiss pension plan
CHF million	31.12.19	31.12.18
Provision for Swiss pension plan	0	0
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	74	68
UBS derivative financial instruments held by Swiss pension fund	13	18
Total liabilities related to Swiss pension plan	87	86

b) Swiss pension plan
	As of or for the year ended
CHF million	31.12.19	31.12.18
Pension plan surplus[1]	2,675	2,385
Economic benefit / (obligation) of UBS Switzerland AG	0	0
Change in economic benefit / (obligation) recognized in the income statement	0	0
Employer contributions in the period recognized in the income statement	183	204
Performance awards-related employer contributions accrued	25	28
Total pension expense recognized in the income statement within Personnel expenses	208	232

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS Switzerland AG in accordance with FER 16 both as of 31 December 2019 and 31 December 2018. Refer to Note 2 for more information.

The Swiss pension plan had no employer contribution reserve both as of 31 December 2019 and 31 December 2018.

Note 27  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length or, with respect to loans, fixed advances and mortgages to non-independent members of the governing bodies in the ordinary course of business, on substantially the same terms and conditions that are available to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.19		31.12.18
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	16,042	24,101	26,578	19,753
of which: due from/to banks	5,574	23,148	4,718	19,074
of which: receivables / payables from securities financing transactions	10,256	0	21,528	0
of which: due from/to customers	51	138	59	102
Subsidiaries[2]	142	52	36	4
of which: due from/to customers	141	52	34	4
Affiliated entities[3]	385	978	407	1,449
of which: due from/to banks	222	481	348	908
of which: due from/to customers	1	278	4	319
Members of governing bodies[4]	49		52
Other related parties[5]	950	96	533

1 Qualified shareholders of UBS Switzerland AG are UBS Group AG and UBS AG.    2 Subsidiaries of UBS Switzerland AG are UBS Card Center AG, TopCard Service AG and UBS Hypotheken AG.    3 Affiliated entities of UBS Switzerland AG are all direct and indirect subsidiaries of UBS Group AG including subsidiaries of UBS AG.    4 Members of governing bodies consist of members of the Board of Directors and Group Executive Board of UBS Group AG and members of the Board of Directors and Executive Board of UBS Switzerland AG and UBS AG.    5 As of 31 December 2019, a guarantee of CHF 1,547 million is reported Off-balance sheet as a Contingent liability under credit guarantees and similar instruments.

Note 28  Fiduciary transactions

CHF million	31.12.19	31.12.18
Fiduciary deposits	55,520	31,280
of which: placed with third-party banks	15,461	13,035
of which: placed with subsidiaries and affiliated entities	40,059	18,245
Total fiduciary transactions	55,520	31,280

Fiduciary transactions encompass transactions entered into or granted by UBS Switzerland AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS Switzerland AG’s balance sheet and income statement, but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS Switzerland AG may be recognized on UBS Switzerland AG’s balance sheet in situations in which the deposit is subsequently placed within UBS Switzerland AG. In such cases, these deposits are not reported in the table above.

Note 29a  Invested assets and net new money

	As of or for the year ended
CHF billion	31.12.19	31.12.18
Fund assets managed	0	0
Discretionary assets	103	96
Other invested assets	513	458
Total invested assets (double counts included)	616	554
of which: double counts	0	0
Net new money (double counts included)	18	8

Note 29b  Development of invested assets

CHF billion	31.12.19	31.12.18
Total invested assets (including double counts) at the beginning of the year	554	586
Net new money inflows / (outflows)	18	8
Market movements (including dividends and interests)	56	(34)
Currency effects	(7)	(5)
Other effects	(5)	0
of which: acquisitions / (divestments)	0	0
Total invested assets (including double counts) at the end of the year[1]	616	554
1 As of 31 December 2019 and 31 December 2018 there were no invested assets double counts.

→     Refer to Note 36 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2019 for more information

UBS Switzerland AG standalone financial statements (audited)

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS Switzerland AG, Zurich

Basel, 27 February 2020

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Switzerland AG, which comprise the balance sheet, income statement and notes (pages 2 to 23), for the year ended 31 December 2019.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2019 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

Page 2

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Marie-Laure Delarue
Licensed audit expert
(Auditor in charge)

Jan Marxfeld
Licensed audit expert

Enclosures

- Financial statements (balance sheet, income statement and notes)

UBS Switzerland AG standalone
regulatory information

UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone regulatory information

Key metrics

The table below is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules.

During the fourth quarter of 2019, common equity tier 1 (CET1) capital remained stable. Risk-weighted assets (RWA) increased by CHF 1.7 billion to CHF 99.7 billion, primarily due to an increase in the Basel I RWA floor. Leverage ratio exposure decreased by CHF 7 billion, mainly due to a decrease of on-balance sheet exposures from securities financing transactions.

Average high-quality liquid assets increased by CHF 2.3 billion as a result of greater average cash balances, reflecting a reduction in secured financing transactions, partly offset by decreased customer deposits. Average total net cash outflows increased by CHF 2.3 billion, reflecting greater average outflows from intercompany transactions.

KM1: Key metrics
CHF million, except where indicated
		31.12.19	30.9.19	30.6.19	31.3.19	31.12.18
Available capital (amounts)
1	Common equity tier 1 (CET1)	10,895	10,875	10,654	10,463	10,225
1a	Fully loaded ECL accounting model CET1[1]	10,890	10,871	10,649	10,457	10,225
2	Tier 1	15,606	15,124	14,894	14,712	14,468
2a	Fully loaded ECL accounting model tier 1[1]	15,601	15,120	14,889	14,706	14,468
3	Total capital	15,606	15,124	14,894	14,712	14,468
3a	Fully loaded ECL accounting model total capital[1]	15,601	15,120	14,889	14,706	14,468
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	99,667	97,927	96,640	96,067	95,646
4a	Minimum capital requirement[2]	7,973	7,834	7,731	7,685	7,652
4b	Total risk-weighted assets (pre-floor)	89,234	90,338	91,013	90,068	91,457
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	10.93	11.10	11.02	10.89	10.69
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	10.93	11.10	11.02	10.89	10.69
6	Tier 1 ratio (%)	15.66	15.44	15.41	15.31	15.13
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	15.65	15.44	15.41	15.31	15.13
7	Total capital ratio (%)	15.66	15.44	15.41	15.31	15.13
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	15.65	15.44	15.41	15.31	15.13
Additional CET1 buffer requirements as a percentage of RWA[3]
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	1.88
9	Countercyclical buffer requirement (%)	0.01	0.01	0.01	0.01	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.57	0.57	0.57	0.58	0.56
10	Bank G-SIB and/or D-SIB additional requirements (%)[4]
11	Total of bank CET1-specific buffer requirements (%)	2.51	2.51	2.51	2.51	1.88
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.43	6.60	6.52	6.39	6.19
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	302,304	309,750	311,212	310,545	306,487
14	Basel III leverage ratio (%)	5.16	4.88	4.79	4.74	4.72
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.16	4.88	4.78	4.74	4.72
Liquidity coverage ratio[5]
15	Total HQLA	67,105	64,835	67,160	71,392	67,427
16	Total net cash outflow	51,561	49,242	48,761	51,945	52,846
17	LCR (%)	130	132	138	137	128

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 As Annex 8 of the Swiss Capital Adequacy Ordinance (the CAO) does not apply to the systemically relevant banks, we can abstain from disclosing the information required in lines 12a–12e. We nevertheless provides information about the Swiss sector-specific countercyclical buffer in row 9a pursuant to Art. 44 CAO.    4 Swiss SRB going concern requirements and information for UBS Switzerland AG are provided on the next page.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 December 2019, the transitional going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 13.98%, including a countercyclical buffer of 0.58%, and 4.5%, respectively. The gone concern requirements under transitional arrangements were 9.51% for the RWA-based requirement and 3.27% for the LRD-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital management” section of our Annual Report 2019, available under “Annual reporting” at www.ubs.com/investors.

→     Refer to “Regulatory framework” in the “Capital Management” section of the UBS Group AG Annual Report 2019 for more information about loss-absorbing capacity, leverage ratio requirements and gone concern rebate

→     Refer to “Additional information” in the “Capital Management” section of the UBS Group AG Annual Report 2019 for more information about the joint liability of UBS AG and UBS Switzerland AG

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 31.12.19	RWA		LRD		RWA		LRD
CHF million, except where indicated	in %[1]		in %		in %		in %
Required going concern capital
Total going concern capital	13.98	13,937	4.50	13,604	14.52[2]	14,475	4.88[2]	14,737
Common equity tier 1 capital	10.08	10,050	3.20	9,674	10.22	10,189	3.38	10,203
of which: minimum capital	4.90	4,884	1.70	5,139	4.50	4,485	1.50	4,535
of which: buffer capital	4.60	4,585	1.50	4,535	5.14	5,123	1.88	5,668
of which: countercyclical buffer	0.58	582			0.58	582
Maximum additional tier 1 capital	3.90	3,887	1.30	3,930	4.30	4,286	1.50	4,535
of which: additional tier 1 capital	3.10	3,090	1.30	3,930	3.50	3,488	1.50	4,535
of which: additional tier 1 buffer capital	0.80	797			0.80	797

Eligible going concern capital
Total going concern capital	15.66	15,606	5.16	15,606	15.66	15,606	5.16	15,606
Common equity tier 1 capital	10.93	10,895	3.60	10,895	10.93	10,895	3.60	10,895
Total loss-absorbing additional tier 1 capital	4.73	4,711	1.56	4,711	4.73	4,711	1.56	4,711
of which: high-trigger loss-absorbing additional tier 1 capital	4.73	4,711	1.56	4,711	4.73	4,711	1.56	4,711

Required gone concern capital
Total gone concern loss-absorbing capacity	9.51	9,483	3.27	9,882	8.64	8,614	3.02	9,137
of which: base requirement	10.52	10,485	3.63	10,959	12.86	12,817	4.50	13,604
of which: additional requirement for market share and LRD	0.81	807	0.28	850	1.08	1,076	0.38	1,134
of which: applicable reduction on requirements[3]	(1.82)	(1,810)	(0.64)	(1,927)	(5.30)	(5,280)	(1.85)	(5,600)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.95	10,915	3.61	10,915	10.95	10,915	3.61	10,915
TLAC-eligible debt	10.95	10,915	3.61	10,915	10.95	10,915	3.61	10,915

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.50	23,420	7.77	23,485	23.17	23,089	7.90	23,874
Eligible total loss-absorbing capacity	26.61	26,521	8.77	26,521	26.61	26,521	8.77	26,521

1 The total loss-absorbing capacity ratio requirement of 23.50% is the current requirement based on the transitional rules of the Swiss Capital Adequacy Ordinance including the rebate on the gone concern requirements. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer (CCyB) requirements of 0.58%, of which 10% plus the effect of CCyB requirements must be satisfied with CET1 capital.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 The rebate granted for Swiss SRBs including transitional arrangements was 42.5% of the maximum rebate, whereas the rebate granted for Swiss SRBs as of 1 January 2020 is 38% of UBS Group AG’s gone concern requirement before applicable reductions.

UBS Switzerland AG standalone regulatory information

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information[1]
CHF million, except where indicated	31.12.19	30.9.19	31.12.18

Eligible going concern capital
Total going concern capital	15,606	15,124	14,468
Total tier 1 capital	15,606	15,124	14,468
Common equity tier 1 capital	10,895	10,875	10,225
of which: high-trigger loss-absorbing additional tier 1 capital	4,711	4,249	4,243

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,915	10,948	10,932
TLAC-eligible debt	10,915	10,948	10,932

Total loss-absorbing capacity
Total loss-absorbing capacity	26,521	26,072	25,400

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	99,667	97,927	95,646
Leverage ratio denominator	302,304	309,750	306,487

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	15.7	15.4	15.1
of which: common equity tier 1 capital ratio	10.9	11.1	10.7
Gone concern loss-absorbing capacity ratio	11.0	11.2	11.4
Total loss-absorbing capacity ratio	26.6	26.6	26.6

Leverage ratios (%)
Going concern leverage ratio	5.2	4.9	4.7
of which: common equity tier 1 leverage ratio	3.6	3.5	3.3
Gone concern leverage ratio	3.6	3.5	3.6
Total loss-absorbing capacity leverage ratio	8.8	8.4	8.3
1 The numbers disclosed in the table are identical for Swiss SRB (including transitional arrangement) requirements and Swiss SRB requirements applicable as of 1 January 2020.

Reconciliation of Swiss banking law equity to Swiss SRB common equity tier 1 capital
CHF billion	31.12.19	31.12.18
Equity – Swiss banking law[1]	12.7	13.8
Deferred tax assets	0.1	0.2
Goodwill and intangible assets	(0.3)	(1.3)
Accruals for proposed dividends to shareholders	(1.3)	(2.2)
Other	(0.3)	(0.3)
Common equity tier 1 capital	10.9	10.2
1 Equity under Swiss banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.

Leverage ratio information

Swiss SRB leverage ratio denominator
CHF billion	31.12.19	31.12.18
Leverage ratio denominator
Swiss GAAP total assets	285.0	293.0
Difference between Swiss GAAP and IFRS total assets	3.6	1.8
Less: derivative exposures and SFTs[1]	(17.3)	(32.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	271.3	262.3
Derivative exposures	4.4	3.7
Securities financing transactions	12.7	28.5
Off-balance sheet items	14.2	12.4
Items deducted from Swiss SRB tier 1 capital	(0.3)	(0.5)
Total exposures (leverage ratio denominator)	302.3	306.5

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio
CHF million, except where indicated	31.12.19	30.9.19	30.6.19	31.3.19	31.12.18
Total tier 1 capital	15,606	15,124	14,894	14,712	14,468
Total exposures (leverage ratio denominator)	302,304	309,750	311,212	310,545	306,487
BCBS Basel III leverage ratio (%)	5.2	4.9	4.8	4.7	4.7

Liquidity coverage ratio

UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 4Q19[2]	Average 4Q18[2]
High-quality liquid assets	67	67
Total net cash outflows	52	53
of which: cash outflows	84	86
of which: cash inflows	33	34
Liquidity coverage ratio (%)	130	128

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 64 data points in the fourth quarter of 2019 and 64 data points in the fourth quarter of 2018.

UBS Switzerland AG standalone regulatory information

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	-	-
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[4]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018	11 December 2019
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly	3-month CHF Libor + 489 bps per annum quarterly	3-month USD Libor + 547 bps per annum quarterly	3-month CHF Libor + 433 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned).

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

UBS Switzerland AG standalone regulatory information

Notice to investors | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2019, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

      Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  February 28, 2020